UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GCI LIBERTY, INC.**

(Name of Issuer)

Class A-1 Common Stock, no par value (“Class A-1 Common Stock”)

Class B-1 Common Stock, no par value (“Class B-1 Common Stock”)

(Title of Class of Securities)

Class A-1 Common Stock: 36164 V 107

Class B-1 Common Stock: 36164 V 206

(CUSIP Number)

Barry A. Adelman, Esq.

Friedman Kaplan Seiler & Adelman LLP

1633 Broadway, 46th Floor

New York, NY 10019-6708

(212) 833-1107

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** Formerly known as General Communication, Inc.

CUSIP No. 36164 V 107
CUSIP No. 36164 V 206

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) John W. Stanton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Class A-1 Common Stock: 2,680,966 (1)(3) Class B-1 Common Stock: 1,436,469

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Class A-1 Common Stock: 2,680,966 (1)(3) Class B-1 Common Stock: 1,436,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A-1 Common Stock: 2,680,966 (1) Class B-1 Common Stock: 1,436,469

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8% of Class A-1 Common Stock (2) 47.1% of Class B-1 Common Stock (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,436,469 shares of Class B-1 Common Stock beneficially owned by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) since each share of Class B Common Stock is convertible into one share of Class A-1 Common Stock.

(2) Based on 33,046,000 shares of Class A-1 Common Stock and 3,052,000 shares of Class B-1 Common Stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017, but as to Class A-1 Common Stock  increased by the 1,436,469 shares of Class A-1 Common Stock issuable upon the conversion of the same number of shares of Class B-1 Common Stock beneficially owned by the Reporting Persons, for a total of 34,482,469 Shares of Class A-1 Common Stock.

(3) The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer and the Reporting Persons (the “Voting Agreement”) contains provisions relating to the voting of the shares of Class A-1 and Class B-1 Common Stock and all shares of Issuer’s capital acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on such shares of Class A-1 and Class B-1 Common Stock and other Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

CUSIP No. 36164 V 107
CUSIP No. 36164 V 206

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Theresa E. Gillespie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Class A-1 Common Stock: 2,680,966 (1)(3) Class B-1 Common Stock: 1,436,469

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Class A-1 Common Stock: 2,680,966 (1)(3) Class B-1 Common Stock: 1,436,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A-1 Common Stock: 2,680,966 (1) Class B-1 Common Stock: 1,436,469

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8% of Class A-1 Common Stock (2) 47.1% of Class B-1 Common Stock (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,436,469 shares of Class B-1 Common Stock beneficially owned by the Reporting Persons since each share of Class B-1 Common Stock is convertible into one share of Class A-1 Common Stock.

(2)  Based on 33,046,000 shares of Class A-1 Common Stock and 3,052,000 shares of Class B-1 Common Stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017, but as to Class A-1 Common Stock  increased by the 1,436,469 shares of Class A-1 Common Stock issuable upon the conversion of the same number of shares of Class B-1 Common Stock beneficially owned by the Reporting Persons, for a total of 34,482,469 Shares of Class A-1 Common Stock.

(3) The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer and the Reporting Persons (the “Voting Agreement”) contains provisions relating to the voting of the shares of Class A-1 and Class B-1 Common Stock and all shares of Issuer’s capital acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on such shares of Class A-1 and Class B-1 Common Stock and other Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

This Amendment No. 7 supplements and amends in certain respects (but is not a complete restatement of) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on November 9, 2010, Amendment No. 4 thereto filed by the Reporting Persons with the Commission on July 11, 2016, Amendment No. 5 thereto filed by the Reporting Persons with the Commission on April 6, 2017, and Amendment No. 6 thereto filed by the Reporting Persons with the Commission on November 22, 2017 (as so previously amended, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 7 carry the meanings assigned to them in Amendment No. 5.  This Amendment No. 7 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

This Amendment No. 7 is being filed to report the beneficial ownership of the Reporting Persons in GCI Liberty, Inc. (the “Issuer”) Class A-1 and Class B-1 Common Stock.  On February 20, 2018, the Commissioner of the Department of Commerce, Community and Economic Development of the State of Alaska accepted for filing the amended and restated articles of incorporation which implements a reclassification of the Issuer contemplated by the Reorganization Agreement.  Pursuant to this reclassification, the name of the Issuer was changed from General Communication, Inc. to GCI Liberty, Inc., each outstanding share of General Communication, Inc. Class A Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class A-1 Common Stock and each outstanding share of General Communication, Inc. Class B Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class B-1 Common Stock.  This Amendment No. 7 is being filed to report the changes to the Reporting Persons’ beneficial ownership interest in the Issuer resulting from the GCI Reclassification.

The Schedule 13D is supplemented and amended as follows:

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

The equity securities to which this Schedule 13D relates are as fol1ows:

1. GCI Liberty, Inc. Class A-1 Common Stock, no par value (“Class A-1 Common Stock”); and

2. GCI Liberty, Inc. Class B-1 Common Stock, no par value (“Class B-1 Common Stock”).

The issuer of the Class A-1 Common Stock and Class B-1 Common Stock (collectively, the “Company Securities”) is GCI Liberty, Inc. (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

All references to “Class A Common Stock” in the Schedule 13D are hereby amended and replaced to refer to “Class A-1 Common Stock,” all references to “Class B Common Stock” in the Schedule 13D are hereby amended and replaced to refer to “Class B-1 Common Stock,” and all references to “General Communication, Inc.” as the Issuer are hereby amended and replaced to refer to “GCI Liberty, Inc.”

Item 7.  Material to be filed as Exhibits

Item 7 of the Schedule 13D is supplemented by addition of the following exhibit:

1.                                      Joint Filing Agreement, dated February 21, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 21, 2018

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie